EXHIBIT 11.1:

OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31
	2009	2008	2007
Net income available to stockholders	$9,586	$9,039	$7,660
(numerator)
Shares Calculation
(denominator)
Average shares outstanding –
Basic Common	5,146	5,068	4,902
Average shares outstanding –
Basic Class B Common	1,874	1,854	1,834
Effect of Dilutive Securities:
Potential Common Stock relating
To stock options	222	293	292
Average shares outstanding –
Assuming dilution	7,242	7,215	7,028
Net Income Per Share:
Basic Common	$1.44	$1.38	$1.22
Net Income Per Share:
Basic Class B Common	$1.17	$1.11	$0.90
Net Income Per Share:
Diluted	$1.32	$1.25	$1.09

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